082-34643

2007 OCT 26 P 1:23

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07027547

Date October 22, 2007
Contact Martina C. Erni-Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni
Corporate Communications

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

Dw 10/29

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 22, 2007 – According to notification received on October 19, 2007, Mr. Rumen Hranov, Goldhaldenstrasse 37, 8702 Zollikon, Switzerland, held, on October 16, 2007, 8.63 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 8 629 registered shares (0.06 %)
- 292 500 000 Call Options which provide for or allow actual delivery (6.45 %)
- 300 000 Short Put Options which provide for or allow actual delivery (2.12 %).

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

RECEIVED

2007 OCT 25 P 1:2?

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 22, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 22, 2007 – According to information provided on October 19, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holds a total of 50.118 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 2 143 792 registered shares (15.159 %)
- 22 241 390 Call Options which provide for or allow actual delivery (4.460 %)
- 1 532 455 Short Put Options which provide for or allow actual delivery (1.452 %)
- 4 900 000 Call Options which do not allow actual delivery (29.047 %).

Identity of the individual Group members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8023 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- DWS Investments Schweiz
  Uraniastrasse 9
  8023 Zurich, Switzerland

- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody
  Jersey, St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxembourg

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

RECEIVED

2007 OCT 25 P 1:20

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 22, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 22, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated October 22, 2007, on October 16, 2007, said institution held a total of 56.65 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 3 939 684 registered shares (27.86 %)
- 622 105 440 call options which provide for or allow actual delivery (28.36 %)
- 6 150 put options which provide for or allow actual delivery (0.43 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 23, 2007
Contact Martina C. Erni-Schuler

Unaxis
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M.C. Schuler-Erni

Corporate Communications

Enclosure

- **Orders received, sales and EBIT show double-digit growth**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Oerlikon still on course for growth

Orders received, sales and EBIT show double-digit growth

- Orders received grows by 18 percent to CHF 4.5 billion (Q1-Q3 2007)
- Sales grow by 21 percent to CHF 4.1 billion (Q1-Q3 2007)
- EBIT rises by 12 percent to CHF 342 million (Q1-Q3 2007)
- Oerlikon Textile: The largest segment shows the strongest sales growth
- Structure of Oerlikon Solar strengthened – Jeanine Sargent new segment CEO
- Oerlikon Esec: trend reversal complete
- Fast pace of innovation: solar tandem cell and 50GB Blu-ray Disc
- China fast developing into a core market
- Targeted acquisition strategy continues: acquisition of VST Keller

Key figures for the Oerlikon Group as at 30.09.2007

In CHF million	**Q1-Q3/2007**	**Q1-Q3/2006***	**Change**
Orders received	4 524	3 846	18 %
Orders on hand	1 648	1 461	13 %
Sales	4 136	3 427	21 %
EBIT	342	305	12 %

*Pro-forma presentation: The Saurer Group was not legally consolidated until 01.11.2006 but for better comparability is included in the Group figures for the first to the third quarters of 2006.

***Pfäffikon SZ, October 23, 2007* – The Oerlikon Group has reported excellent business performance for the first nine months of fiscal year 2007. Orders received grew to CHF 678 million, while sales increased to CHF 709 million. Together with EBIT growth of 12 percent to CHF 342 million, these figures paint an outstanding picture of the high-tech group. "Oerlikon Textile, the largest segment and simultaneously an important growth engine for Oerlikon, is yet again making the largest contribution to the group's results. It affirms our strategic investment and the diversification of the Group," said Georg Stumpf, Chairman of the Board of Directors of Oerlikon Group. "With our tremendous capacity for innovation, improved market orientation and long-term streamlining of our structures and processes, Oerlikon's full potential has become apparent," said CEO Uwe Krüger.**

The Group's incoming orders increased by 18 per cent from CHF 3,846 million to CHF 4,524 million in the first nine months of the year. Orders on hand grew by 13 percent, from CHF 1,461 million to CHF 1,648 million. The Group's sales rose by 21 per cent from CHF 3,427 million to 4,136 million. From the first quarter to the third quarter of 2007, EBIT increased by 12 percent, from CHF 305 million to CHF 342 million, and net profit was CHF 207 million.

Segments at a glance

A look at the group shows that all segments were able to achieve profitable growth in the third quarter of 2007.

- **Oerlikon Textile:** Oerlikon Textile continued to enjoy excellent business performance. Continuing strong demand over the first nine months of the year, primarily in the staple fiber market, enabled the segment to record organic growth.
  Incoming orders went up from CHF 1,737 million to CHF 2,115 Mio. (+22%), orders on hand went up from CHF 930 million to CHF 998 million (+7%) and sales increased from CHF 1,497 million to CHF 1,956 million (+31%), with the number of employees growing from 7,746 to 7,974 (+3%).

- **Oerlikon Coating:** The Oerlikon Coating segment posted similarly excellent results, this being driven primarily by above-average growth in Oerlikon Solar and Oerlikon Balzers. Incoming orders in this segment went up from CHF 701 million to CHF 830 million (+19%), orders on hand went up from CHF 233 million to CHF 289 million (+24%) and sales increased from CHF 566 million to CHF 708 million (+25%), with the number of employees growing from 3,468 to 3,490 (+1%).

- **Oerlikon Vacuum:** Oerlikon Vacuum also had above-average performance. Incoming orders went up from CHF 334 million to CHF 354 million (+6%) and orders on hand rose from CHF 61 million to

CHF 73 million (+19%). Equally encouraging was the increase in sales from CHF 317 million to CHF 340 million (+7%), with the number of employees growing from 1,395 to 1,414 (+1%).

- **Oerlikon Drive Systems:** Oerlikon Drive Systems took advantage of the favorable industrial economy and higher demand in the agricultural sector to increase orders received from CHF 709 million to CHF 854 million (+20%), orders on hand to CHF 29 million and sales from CHF 709 to CHF 825 million (+16%), with the number of employees growing from 4,716 to 4,935 (+5%).

- **Oerlikon Components:** After a weak first half of 2007, Oerlikon Components is now showing a clear upward trend. The smallest segment of the Oerlikon Group as measured by Group sales (7.4%) showed an increase up to and including September 2007 in incoming orders from CHF 364 million to CHF 368 million (+1%), orders on hand rose from CHF 237 million to CHF 258 million. Sales, however, developed negatively from CHF 336 million to CHF 305 million (-9%), with a simultaneous acquisition-related increase in staffing from 1,603 to 1,698 (+6%). The restructuring program of the Optics business unit, which commenced in August, is now in full swing. Oerlikon Esec had especially good news to report, with a significant improvement in both orders and results. The Oerlikon Space and Oerlikon Solutions business units are continuing to produce excellent results.

Synergies as the engine of innovation

An additional driver of Oerlikon's tremendous capacity for innovation has been shown to be the cross-functional cooperation among all segments of the Group. Oerlikon Drive Systems and Oerlikon Textile are making outstanding progress through their strategic cooperation on the former Saurer plant in the Czech Republic. The production of automotive components and Torque-Hub® applications are nearly ready, while the existing infrastructure was adapted and modified to the new requirements in a joint effort. Oerlikon Solutions has

 emerged as the preferred premium supplier for Oerlikon Solar and Oerlikon Vacuum. Oerlikon Components has strengthened its business ties to Oerlikon Vacuum for the new generation of products. Oerlikon Balzers, Oerlikon Solar and Oerlikon Vacuum are driving forward the implementation of "Plant Operation Center (POC)", a computing application developed by Oerlikon Textile for centralized machine management and control. With more than CHF 100 million in purchasing, the potential cost savings expected have been far exceeded.

Highlights Q3 2007

Oerlikon Solar: Micromorph Tandem Cell

Oerlikon Solar has introduced a market-ready production solution for technologically advanced micromorph tandem modules, underlining its claim to be the leading global provider in the thin-film solar market. The environmentally friendly, energy saving micromorph tandem modules will boast an efficiency rate of up to 10 percent and more in the near future. A contract to supply a turnkey production line has already been signed with Inventux, a German firm.

Oerlikon Solar: Jeannine Sargent named new CEO

Oerlikon has strengthened its commitment to the solar business with the appointment of Jeannine Sargent, an experienced manager from the technology industry, to the newly created position of Chief Executive Officer (CEO) of Oerlikon Solar. In Oerlikon Solar, all of the Group's solar-specific business activities are being combined and the strategic expansion of this forward-looking business is being accelerated. Under Sargent's leadership, the construction of an additional production site in Asia is about to begin, aimed at meeting the strong demand for Oerlikon's thin-film technology.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Esec: trend reversal complete

With positive market developments, Oerlikon Esec was able to make up almost entirely for a decline in profits over the first two quarters. The number of machines shipped in the third quarter nearly reached the volume of the entire first six months of 2007. The market debut of the new Wire Bonder 3200 platform at SEMICON Taiwan was a further milestone in our quest for innovation and technology and received excellent customer feedback. The Die Bonders' market leadership was consolidated in the third quarter.

Oerlikon Balzers: Acquisition of VST Keller

With the acquisition of Verschleiss Schutz Technik Keller GmbH & Co KG (VST Keller) based in Schopfheim, Germany, Oerlikon Balzers consolidates its leading position in the world's surface coating market and as a supplier for the global automotive industry. With products designed primarily for medium and large-sized stamping and forming dies, VST Keller brings innovative and environmentally friendly technologies (such as "Pulsed Plasma Diffusion", PPD™) to the Oerlikon Group along with additional customer contacts and resources. "Oerlikon has thus continued to pursue its strategy of targeted expansion of high-margin business areas," said CEO Krüger.

Oerlikon owns 100 percent of Saurer

In its judgment on 4 September 2007, the Arbon (Switzerland) district court declared the Saurer shares still held by the general public to be invalid. The Saurer shares became unlisted on 10 October 2007 and were traded for the last time on 09 October 2007 in the primary segment of the SWX Swiss Exchange. Oerlikon is now the sole owner of Saurer.

China developing into a core market

With sales growth of 49 per cent compared to the previous year and employee growth of 11 per cent, China is developing into an important core market for Oerlikon. The Oerlikon Textile plant in Suzhou is being expanded at a rapid pace and the first Oerlikon Balzers coating centre will open shortly at the same location. Oerlikon Esec is the premier supplier for leading chip manufacturers,

 Oerlikon Vacuum has been able to expand its foothold in the Chinese market in the last few months. Beyond that, the Chinese automotive and construction machinery market offers excellent business opportunities for Oerlikon Drive Systems with its broad range of products.

Outlook

The Oerlikon Group has affirmed its path for success with the results of the third quarter of 2007. "In four out of five segments, sales substantially increased over the previous year – an impressive example of the successful customer-focused orientation of our operating units. Assuming positive market conditions continue, we are confident of achieving our full-year targets", said CEO Uwe Krüger.

Development in the segments

Oerlikon Coating

Oerlikon Coating continued to experience strong growth in the third quarter of 2007. The positive development of the business was primarily a result of strong performance by Oerlikon Solar and Oerlikon Balzers. Due to the upheaval which continues to prevail on the market for storage media, the results of Oerlikon Systems still lag expectations.

Alongside its technological breakthrough with the P3e™ technology, Oerlikon Balzers was able to introduce another innovation to the surface coating market, BALINIT® ALDURA, which will further enhance its position as a technology leader. BALINIT® ALDURA enables a significant improvement in the performance of heavy-duty milling tools when processing extremely hard steel. Additional coating centers were opened in Romania and Turkey in the course of the third quarter. The acquisition of the German company VST Keller allowed the Group to take over a successful coating company engaged in stamping and forming dies for vehicle bodywork. This has allowed Oerlikon Balzers to further consolidate its leading position on the global surface coating market and as a supplier to the automobile industry worldwide. The acquisition has also provided

 the segment with an additional extremely environmentally-friendly stamping die-coating procedure, namely "Pulsed Plasma Diffusion" (PPD™).

Oerlikon Solar continues to grow rapidly. With the appointment of Jeannine Sargent as new CEO and Claus Ulrich Mai as CFO, developments at the management level have matched the fast pace of growth. Production capacity in Trübbach (Switzerland) has been further expanded, while a new production site in Asia was being set up in the short term. Working in cooperation with TÜV Rheinland, certification times for Oerlikon customers have been reduced to four months at most. Joint research projects with customers such as Schott Solar (tandem cell) and Ersol (lamination technology), development cycles are accelerating and make for additional unique selling points on the world market. In September, the new Oerlikon Micromorph Tandem Cell made its debut on the market, while the first contract was signed with the German firm Inventux to supply a turnkey production facility at the same time. The environmentally friendly, energy saving micromorph tandem modules will boast an efficiency rate of up to 10 percent and more in the near future. Apart from Germany, Italy, Spain, Japan and the US are all becoming core markets. High demand for Oerlikon thin film solar technology has been sustained. The fourth quarter looks set to be the strongest quarter in Group history for Oerlikon Solar.

Oerlikon Vacuum

The third quarter of 2007 saw a seamless transition from the positive developments in business over the last months In the Oerlikon Vacuum segment. Both incoming orders and sales were above expectations and the conclusion of a contract to supply vacuum pumps to a Chinese steel industry supplier meant that we were able to underpin our already strong position in this market segment. Developments in the energy market are equally encouraging and the solar industry in particular is becoming an ever more important consumer of vacuum technology solutions.

In spite of growing price competition, Oerlikon Leybold Vacuum is well positioned and continues to benefit from the growing process industry market. This trend is

 confirmed by the fact that we have successfully concluded another contract in Korea, against the background of a strongly competitive Asian market. The slight decline in demand in the semiconductor industry can be compensated for by increased activity in other market segments.

The product offensive which has been ongoing since the beginning of the year is being excellently received by the market and is helping to sustain the continuing positive developments. The increased focus on the solution & services business is also showing good results. Oerlikon Vacuum has been able to conclude contracts with well-known clients in Europe, the USA and Asia.

Oerlikon Textile

Oerlikon Textile was able to continue to acquire increase market share in the third quarter of 2007, especially in the staple fibers with winding machines and rotor spinning machines sectors. The segment went on show for the first time under its new umbrella brand at this year's ITMA in Munich (Germany), with a stand covering an area of over 2000 m^2. During the course of the largest textile machine industrial fair in the world, the company acquired contracts worth more than CHF 85 million. The many new innovations presented by Oerlikon Textile attracted a great deal of public interest, including:

- **Oerlikon Schlafhorst Autoconer 5:** This fully automatic winding machine sets a whole new standard in productivity, quality, efficiency and availability.
- **Oerlikon Neumag Sytec One:** This new development for BCF Carpet Yarn allows productivity increases of up to 40% in carpet yarn manufacturing.
- **Oerlikon Barmag POY-spinning machine:** The new WINGS machine achieves considerable reductions in acquisition and running costs.
- **Oerlikon Textile Components spinn ring:** The market debut of a specially coated high-speed spin ring permits a significant reduction in fabric fatigue and breakdowns across the entire lifecycle.

- **Oerlikon Neumag non-wovens:** A new production technology for synthetic staple fibers allows daily capacity to be raised from 250 to 400 tonnes – a factor which sets it apart on the world market.

Asia remains the main motor of our strong growth, especially China, which already accounts for 37 per cent of the sales of the entire sector and remains the most important region for Oerlikon Textile. Production in the Chinese city of Suzhou was raised considerably in the third quarter to meet the continuing strong demand. The only factor which has had a slight braking effect on the continuing robust state of the most important textile markets has been the rise in cotton prices, though the initial effects will not be felt before mid-2008.

Oerlikon Drive Systems

Oerlikon Drive Systems continues to benefit from the healthy economic trends in the industrial sector and strong demand in the agricultural sector. Both Oerlikon Graziano and Oerlikon Fairfield were able to make full use of this year's positive trends and, indeed, exceeded expectations.

Oerlikon Graziano strengthened its strategic partnership with JCB in the gears and components sector by concluding a contract to develop and produce high-precision gear components for transmission units. In India, we were able to obtain more new orders from New Holland and Eicher, in Italy, we signed a long-term contract to assemble transmissions for the world leader in specialist viticultural tractors (Antonio Carraro SpA) and in the automotive transmissions sector, we were able to agree contract to deliver a special gearbox for the Aston Martin DBS.

Oerlikon Fairfield was able to take full advantage of the continuing weakness of the dollar this year to further expand its export trade. Increased orders from the commercial construction sector meant that the company was more than able to compensate for the downturn in the North American house-building sector. Our high-quality products and innovative developments have enabled us to acquire

 even more new clients and the renewable energies/wind power sector is developing very satisfactorily.

Oerlikon Drive Systems anticipates that the positive trend of the last months will continue into the last quarter, There has been strong growth in the agricultural vehicle sector due to the increase in bioethanol production and rises in food commodity prices, and business remains strong in the railway, construction machinery and mining sectors. The high-performance cars and four-wheel-drive transmission sectors are increasing in importance and are making a significant contribution to growth.

Oerlikon Components

After a weak first half of 2007, Oerlikon Components is now showing a clear upward trend. While the Oerlikon Space and Oerlikon Solutions business units were able to produce good results, Oerlikon Esec had a weak first half of 2007, but has now turned the corner and is performing impressively. Oerlikon Optics is currently undergoing reorganisation, a process which was commenced in August 2007. Existing technological expertise is being directed toward growth areas such as optical vehicle safety systems. As part of this effort, additional funds are being invested in research and development, existing product lines trimmed and activities in Asia stepped up. The offshoring of high-volume production units to Shanghai (China) has already begun. The effects of comprehensive restructuring efforts and technological reorientation will likely become apparent in the second half of the coming year.

Due to difficult market conditions, Oerlikon Esec has recently experienced some disappointing quarters, but is now reporting sharply increasing sales figures. The number of machines shipped in the third quarter nearly reached the volume of the entire first six months of 2007. The great flexibility of Oerlikon Esec meant that it was able to meet the enormous demand and keep on schedule, which was highly appreciated by its customers. It has simultaneously continued to improve

the productivity, flexibility and quality of its global production processes. The first step was to convert the manufacturing process of the key modules to the newly developed Lean Manufacturing concept. The market debut of the new Wire Bonder 3200 at SEMICON Taiwan was a resounding success. The customer presentations of a completely new generation of die bonders to various selected markets were also highly successful. The new die bonders are due to be launched in the coming months, and Oerlikon Esec anticipates that fourth-quarter sales will remain at a comparable level, but with a slight dip in demand due to seasonal factors.

The positive trend of the last few months at Oerlikon Space is continuing too, with both sales and orders received higher than anticipated. Another successful launch of an Ariane 5 rocket further cemented our global market leadership in this sector. The demand for telecommunications satellites has peaked, albeit at a high level, which has led to a high demand for payload fairings able to transport heavy loads. The testing of the European ATV space transporter (structure by Oerlikon Space) by ESA in Noordwijk (Netherlands) has been successfully completed. The space transporter has now been shipped to Kourou (French Guiana) and is awaiting the launch date in early 2008.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today.

Oerlikon Group

in CHF million	Q1 – Q3/2007	Q1 – Q3/2006*	Change
Order received	4'524	3'846	18 %
Orders on hand	1'648	1'461	13 %
Sales (external)	4'136	3'427	21 %
EBIT	342	305	12 %
- as % of slaes	8 %	9 %	
Operating cash flow	184	180	2 %
Number of employees	19'794	19'129	3 %

Oerlikon Coating

in CHF million	Q1 – Q3/2007	Q1 – Q3/2006	Change
Order received	830	701	19 %
Orders on hand	289	233	24 %
Sales (external)	708	566	25 %
Number of employees	3'490	3'468	1 %

Oerlikon Vacuum

in CHF million	Q1/2007	Q1 – Q3/2006	Change
Order received	354	334	6 %
Orders on hand	73	61	19 %
Sales (external)	340	317	7 %
Number of employees	1'414	1'395	1 %

Oerlikon Textile

in CHF million	Q1/2007	Q1 – Q3/2006*	Change
Order received	2'115	1'737	22 %
Orders on hand	998	930	7 %
Sales (external)	1'956	1'497	31 %
Number of employees	7'974	7'746	3 %

Oerlikon Drive Systems

in CHF million	Q1/2007	Q1 – Q3/2006*	Change
Order received	854	709	20 %
Orders on hand	29	0	-
Sales (external)	825	709	16 %
Number of employees	4'935	4'716	5 %

Oerlikon Components

in CHF million	Q1/2007	Q1 – Q3/2006	Change
Order received	368	364	1 %
Orders on hand	258	237	9 %
Sales (external)	305	336	-9 %
Number of employees	1'698	1'603	6 %

* Pro forma presentation assuming an initial consolidation of the Saurer Group as per January 1, 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

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